Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Changes to Board Composition

BEIJING, March 4, 2021 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that Mr. Cong Huang has been appointed as Independent Director to the Company’s Board of Directors (the “Board”), and Mr. Liu Hao has been appointed as a Director to the Board. These changes were put into effect on March 4, 2021.

Mr. Cong Huang is a renowned researcher and entrepreneur in financial technology innovation. After receiving the PhD degree in Statistics from Yale University, he worked at Columbia University as an Assistant Professor in the Statistics Department, conducting research focused on algorithms and implementations in data mining. After a period of time, he decided to leave campus to develop his career in financial innovation and technology. At Goldman Sachs (GS), he played a pivotal role in developing various new models and algorithms to improve the speed and accuracy of options pricing methods. At McKinsey & Company, he helped financial institutions implement strategic innovation and transformation initiatives. As a founding member of PingAn Lufax (Nasdaq: LU), he led the Innovative Product Department and developed numerous retail loan products from zero, which have been widely used for reference by Internet finance industry. As the CEO of Xiaoying Tech (Nasdaq: XYF), one of the top finance companies in China, he set up the management and operations structure to lift the trading volume from RMB100 million per month to RMB3 billion per month in two years. Meanwhile, Mr. Cong Huang is the founder and CEO of Weiyan Tech, a leading AI company that provides risk-control and marketing solutions for financial institutions. Mr Huang has Bachelor’s degree in Mathematics from the University of Science & Technology of China and a PhD degree from Yale University.

Mr. Liu Hao is the founder and President of Columbus Fintech LTD, one of the world's leading financial data technology companies as well as co-founder and CEO of Jeethen Capital. Mr. Liu is a senior fintech expert and has been invited to participate in the Global Quantitative Finance Conference multiple times. He is a pioneer of the combination of artificial intelligence technology and quantitative trading, and he set up a financial algorithm cloud service, which has served more than 150 listed companies and securities firms. Mr. Liu is also a leader in the field of blockchain applications and one of the initiators of the Hong Kong Blockchain Association. He led the team that developed cross-chain clearing technology, which achieved a breakthrough in the interconnection of multi-chain services and greatly promoted the application and development of blockchain technology.  Mr. Liu Hao is also an angel investor in a number of financial technology companies, with extensive industry experience and excellent strategic vision.

“It's a great honor to join MFH,” Mr. Liu said. “As a fintech company focusing on blockchain technology, MFH has a great vision and entrepreneurial spirit. The core management team and I share the same mission for the future of the Company’s development. We believe that scenarios for blockchain applications will be widely used in financial transactions, asset management, supply chain supervision, and other related fields. Under the current market environment, we are more willing to do research on in-depth technology, technological innovation of investment and asset management and services, and the integration of new fintech compliance and digital currency on a global scale. We consider the possibilities of investing and holding digital assets such as bitcoin under compliance conditions, and we also would like to show the experience of our traditional asset management and technology and how it has accumulated to this young field in the past decades.”

“On behalf of the Board of Directors, I warmly welcome Mr. Liu Hao and Mr. Huang Cong to join the Board,” Ms. Hua Zhou, Chairperson of the Board and Chief Executive Officer, commented. “Both are top experts in financial technology and blockchain. With the introduction of two new directors, our team will build stronger capabilities in SaaS service systems such as a decentralized trading system, clearing and matchmaking counters, and penetration investment solutions for blockchain assets and financial assets. In the recent future, our blockchain payment and cross chain scenario applications will gradually launch to the market. We believe that the application of blockchain technology is an integral part of financial technology, which is not only a direction, but also an important tool for changing the market and optimizing the financial environment. I believe that the two directors can devote their expertise to strengthening our innovation and landing capabilities.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428